UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
Commission File Number 0-52421

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For period ended:	March 31, 2009

☐   Transition Report on Form 10-K
☐   Transition Report on Form 20-F
☐   Transition Report on Form 11-K
☐   Transition Report on Form 10-Q
☐   Transition Report on Form N-SAR

For the transition period ended:

Read Attached Instruction Sheet Before Preparing Form.
Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I. REGISTRANT INFORMATION
PART II. RULE 12b-25(b) AND (c)
PART III. NARRATIVE
PART IV. OTHER INFORMATION

PART I. REGISTRANT INFORMATION

Full name of registrant:	Advanced BioEnergy, LLC

Former name if applicable:

Address of principal executive office (street and number):	10201 Wayzata Boulevard, Suite 250

City, state and zip code:	Minneapolis, Minnesota 55305

PART II. RULE 12b-25(b) AND (c)
          If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a) the reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☑
(b) the subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) the accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III. NARRATIVE
          State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
          The registrant’s Form 10-Q for the three months ended March 31, 2009 cannot be filed within the prescribed time period without unreasonable effort and expense because the registrant is experiencing delays in completing its financial statements.
          The delays relate to the reclassification of certain operations of the registrant between continuing and discontinued operations, and the registrant requires additional time to prepare its financial statements to appropriately reflect the impact of these discontinued operations. The registrant currently anticipates filing the Form 10-Q on or before the end of the extended deadline.
PART IV. OTHER INFORMATION
          (1) Name and telephone number of person to contact in regard to this notification

Richard R. Peterson	(763)	226-2701

(name)	(area code)	(telephone number)
          (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
☑ Yes     ☐ No
          (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☑ Yes     ☐ No
          If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

          In March 2009, we received notice from WestLB AG, New York branch, as administrator for the senior credit facility of Heartland Grain Fuels, LP (“HGF”) of their intent to foreclose on the equity interest of HGF and management does not believe it can remedy the default. As a result of these developments management evaluated the alternatives and adopted a plan to work with the lenders and transfer the assets and liabilities within a one year time period. Therefore in accordance with FAS 144 Accounting for the Impairment or Disposal of Long-Lived Assets the assets and liabilities of HGF have been reflected on the balance sheet as held for sale and the results of operations are shown as discontinued operations.
          As a result of this treatment, the registrant estimates that this reclassification will result in a net loss from operations of approximately $1.7 million or $0.13 per basic and diluted unit for the three months ended March 31, 2009 compared to a net loss from operations of $3.3 million or $0.27 per basic and diluted unit for the same period last year. Revenues have declined from $60.9 million in the quarter ended March 31, 2008 to $ 53.0 for the quarter ended March 31, 2009 due to a 30.8% decline in ethanol selling price per gallon. Gross profit declined from $10.4 million to $729,000 due to the drop in ethanol prices.
               The foregoing discussion may contain forward-looking statements regarding us, our business prospects and our results of operations that are subject to certain risks and uncertainties posed by many factors and events that could cause our actual business, prospects and results of operations to differ materially from those that may be anticipated by such forward-looking statements.
ADVANCED BIOENERGY, LLC

(name of registrant as specified in charter)
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date	May 18, 2009	By	/s/ Richard R. Peterson

Richard R. Peterson
Interim Chief Executive Officer, Vice President of Accounting
and Finance and Chief Financial Officer
Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.
ATTENTION
Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

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